As filed with the Securities and Exchange Commission on April 13, 1995

                                                      Registration No. 33-88224


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                AMENDMENT NO. 1

                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     Under

                           THE SECURITIES ACT OF 1933

                             ----------------------

                          BIO-TECHNOLOGY GENERAL CORP.
             (Exact name of registrant as specified in its charter)

         Delaware                                        13-3033811
         (State or other juris-                          (I.R.S. Employer
         diction of incorporation                         Identification
         or organization)                                 Number)

                              70 Wood Avenue South
                            Iselin, New Jersey 08830
                                 (908) 632-8800

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                                    SIM FASS
                                   President
                          BIO-TECHNOLOGY GENERAL CORP.
                              70 Wood Avenue South
                            Iselin, New Jersey 08830
                                 (908) 632-8800

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                              CARL E. KAPLAN, ESQ.
                          Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

                             ----------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                             ----------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             Subject to Completion
                  Preliminary Prospectus dated April 13, 1995.


                          Bio-Technology General Corp.

                        5,142,857 Shares of Common Stock

                            ------------------------


     The shares of the common stock, par value $.01 per share ("Common Stock"), of Bio-Technology General Corp. (the "Company" or "BTG") being offered hereby are being offered by certain stockholders of the Company (the "Selling Security Holders"). The Company will not receive any proceeds from the sale of the shares of Common Stock being offered hereby. The shares of Common Stock that may be sold by Selling Security Holders were acquired in a private placement in October 1994 at a purchase price of $1.75 per share (the "October Private Placement").

     The distribution of the Common Stock by the Selling Security Holders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System National Market ("Nasdaq National Market") or any exchange on which the Common Stock may then be listed in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Security Holders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Security Holders may also sell such shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Security Holders and any broker-dealers that act in connection with the sale of Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

     The Company's Common Stock trades on the Nasdaq National Market under the symbol "BTGC." On April 12, 1995, the closing sale price of the Common Stock was $2.1875 per share.


                            ------------------------

The securities offered hereby involve a HIGH DEGREE OF RISK. See "Risk Factors."

     All expenses of the registration of securities covered by this Prospectus are to be borne by the Company, except that the Selling Security Holders will pay underwriting discounts, selling commissions, and fees and the expenses, if any, of counsel or other advisers to any of the Selling Security Holders.

                           -------------------------

         (Outside Front Cover Page is continued on the following page)

                   (Continuation of Outside Front Cover Page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                  The date of this Prospectus is April , 1995

     No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in the Prospectus or a supplement to this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or any other person. Neither this Prospectus nor any supplement to this Prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus or a supplement to this Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS

                                                                          Page


Available Information .................................................     5
Information Incorporated By Reference .................................     6
The Company ...........................................................     7
Risk Factors ..........................................................     8
Recent Developments ...................................................    22
Use of Proceeds .......................................................    26
Description of Capital Stock ..........................................    27
Selling Security Holders ..............................................    29
Plan of Distribution ..................................................    31
Legal Matters .........................................................    32
Experts ...............................................................    32


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part and exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

          (Inside Front Cover Page is continued on the following page)

                   (Continuation of Inside Front Cover Page)

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-15313) pursuant to the Exchange Act are incorporated by reference into this
Prospectus:


     (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

     (ii) The Company's Form 8-A dated July 25, 1983, as amended by Amendment No. 1 to Form 8-A dated September 29, 1983 and Amendment No. 2 to Form 8-A dated October 1, 1986.


All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents or reports.

     Any statement contained in a document incorporated by reference herein, unless otherwise indicated therein, speaks as of the date of the document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or replaces such statement.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the documents described above, other than exhibits to such documents. Requests should be addressed to: Bio-Technology General Corp., 70 Wood Avenue South, Iselin, New Jersey 08830, Attention: President (Tel. No. (908) 632-8800). The Company furnishes its stockholders with an annual report containing audited financial statements. In addition, the Company may furnish such other reports as may be authorized, from time to time, by the Board of Directors.

                                  THE COMPANY


     BTG, founded in 1980, is principally engaged in the research, development, manufacture and marketing of genetically engineered and other products for human health care. The Company is focusing primarily on the development of therapeutic products that address serious conditions such as endocrine disorders, cardio/pulmonary diseases, ophthalmic and skin disorders.

     The Company's key products include Bio-Tropin(TM) (human growth hormone) for the treatment of short-stature; Oxandrin(R) (oxandrolone), for the treatment of Turner syndrome, constitutional delay of growth and puberty in boys and HIV wasting syndrome; Androtest-SL(R) (sublingual testosterone) for hypogonadism; Hepandrin(TM) (oxandrolone), for the treatment of alcoholic hepatitis; BioLon(TM) (sodium hyaluronate) for the protection of the corneal endothelium during intraocular surgery; a vitamin D derivative for the topical treatment of recalcitrant psoriasis, contact dermatitis, and other skin disorders; Bio-Hep-B(TM), a third generation vaccine against the hepatitis B virus; and Delatestryl(R) (injectable testosterone) for hypogonadism and delayed puberty. BTG's current process development and pre-clinical research focus is on cardiovascular drugs, on behalf of Bio-Cardia Corporation ("Bio-Cardia"), aimed at reducing restenosis and reocclusion, anti-coagulants and a clot-imaging agent with improved properties in comparison with existing methods.

     In December 1993 the Company licensed to Bio-Cardia, a newly-formed corporation, its rights to develop and commercialize OxSODrol(TM) (human superoxide dismutase) to detoxify oxygen free radicals in the treatment of bronchopulmonary dysplasia in premature infants and the inhibition of reocclusion of coronary arteries; sodium hyaluronate, including BioLon, for all pharmaceutical applications in the United States and Japan; an anti-coagulant agent; and other anti-reocclusion, anti-restenosis and thrombus-imaging agents. Bio-Cardia has engaged BTG to conduct the research and development activities for these products, and BTG has the right to reacquire all these products at any time prior to January 1, 1998.

     The Company believes that its specialized biotechnology skills, including its vector technology, macromolecular purification processes and manufacturing capabilities, give it competitive advantages in developing and commercializing new biotechnology products. In addition to its specialized biotechnology skills, the Company has expertise in the clinical development of more traditional pharmaceutical agents. To enhance the Company's research and development activities, the Company has established ties with leading academic and scientific institutions in the United States, Israel and other countries, some of which also undertake research projects with the Company. These institutions are important resources for the Company, providing access to technological advances in the fields of biotechnology, drug-delivery, biology and pre-clinical research.

     The Company's headquarters are located at 70 Wood Avenue South, Iselin, New Jersey, where the Company has leased approximately 9,700 square feet of office space.

All human clinical studies and most U.S. regulatory affairs are coordinated at the Company's headquarters. Pre-clinical studies, research, development, production, formulation, distribution and marketing activities are primarily carried out through its wholly-owned subsidiary in an approximately 74,000 square foot research and Good Manufacturing Practice ("GMP") designed manufacturing facility located in Rehovot, Israel. All references herein to BTG or the Company mean Bio-Technology General Corp. and its wholly-owned subsidiaries, Bio-Technology General (Israel) Ltd. ("BTG-Israel"), BTG Pharmaceuticals Corp. (as successor-in-interest by merger to Gynex Pharmaceuticals, Inc. ("Gynex"), which merger was consummated on August 6, 1993) and BTG Pharmaceuticals Ltd. (Bermuda).


                                  RISK FACTORS

     The securities being offered hereby involve a high degree of risk. Prospective investors should review the entire Prospectus and the information incorporated herein by reference and carefully consider, among other factors, the following matters:

     Limited Commercial Products. The Company's principal activities since its formation in 1980 have been the research and development of products with commercial potential. Commercialization of the Company's products is subject to successful clinical testing and governmental approvals, the timing of which is not within the control of the Company and has taken and may continue to take longer than anticipated. Acceptance by the medical community of the Company's products is also necessary for their successful commercialization.



Lack of Profitable Operations. The Company's revenue to date has not been sufficient to offset the expenses incurred in its research, development and production activities. The Company had a net loss of approximately $7,419,000 for the year ended December 31, 1994. At December 31, 1994, the Company had an accumulated deficit of $96,307,000. To the extent the Company continues to incur losses, its ability to continue its operations will depend upon its ability to secure additional funds from other sources. See "--Capital Needs." Revenue may display significant variations due to the introduction of new research and development contracts and licensing arrangements, the completion or termination of those contracts and arrangements, the timing and amounts of milestone payments, the timing of payments and the timing of regulatory approvals of products. The Company's profitability will be dependent on its success in developing, obtaining regulatory approvals for and effectively marketing its product. There can be no assurance as to when or whether sustained profitability will be achieved. The failure of Bio-Cardia to make certain research and development payments to the Company during the three months ended September 30, 1994 adversely affected the Company's results of operations for the year ended December 31, 1994. The Company's agreement to fund a substantial portion of the operations of, and an exchange offer by, Bio-Cardia will adversely affect BTG's results of operations in 1995. Additionally, if the Company exercises its option to acquire Bio-Cardia prior to the commercialization of any of the products licensed to Bio-Cardia, the purchase price will be allocated to research and development in process and will be reflected as a one-time non-recurring charge in the Statement of Operations. See "--Dependence on Third Parties" and "Recent Developments."

     Capital Needs. To date, the substantial majority of the Company's funds necessary to finance its operations has been provided by debt and equity financings. The Company has also relied on contract fees and research and development revenue provided by the Company's collaborative partners and funds for research and development provided by the Chief Scientist of the State of Israel (the "Chief Scientist") to finance its operations. There can be no assurance that these financing alternatives will be available in the future to satisfy the Company's cash requirements. The Company believes that its remaining cash resources, together with anticipated product sales, scheduled payments to be made to BTG under its current agreements with pharmaceutical partners and third parties, the proceeds of sales of equity and continued funding from the Chief Scientist at current levels, will be sufficient to fund the Company's operations at least until the end of 1996. There can, however, be no assurance that product sales will occur as anticipated, that the funds which the Company anticipates receiving from its pharmaceutical partners and third parties will in fact be received, that unanticipated events requiring the expenditure of funds will not occur, that commercialization of its products will not be further delayed or, if necessary, that the Company will be able to obtain additional funds. The Company's future additional cash requirements will depend, in large part, on the timing of milestone payments due to the Company under its license agreements, the timing of research and development payments under its agreements with third parties, the timing of regulatory approvals for its products and the introduction of those products into the marketplace. If adequate funds are not available, the Company may be required to significantly curtail one or more of its research and development programs or obtain funds through arrangements with third parties that may require the Company to relinquish rights to certain of its technologies or products. See "--Dependence on Third Parties."


     The annual cash flows of the Company have fluctuated significantly due to the impact of net losses, capital spending and issuances of Common Stock and other financings. The Company expects that cash flow in the near future will be primarily determined by the levels of net loss less depreciation and amortization, and financings, if any, undertaken by the Company.


     The Company expects to seek, from time to time, additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include short- or long-term borrowings or the issuance of debt or equity securities. However, there can be no assurance that the Company will be able to obtain additional funds or, if such funds are available, that such funding will be on favorable terms. In addition, the indentures under which the Company's debt securities were issued limit the ability of the Company to satisfy its cash requirements through borrowings or the issuance of debt securities, and prohibit the sale of equity securities at a price per share of less than $1.00 (as adjusted under certain circumstances). The Company continues to seek additional collaborative research and development and licensing arrangements, in order to provide revenue from sales of certain products and funding for a portion of the research and development expenses relating to the products covered, although there can be no assurance that the Company will be able to obtain such agreements. The Company believes that delays in obtaining regulatory approval of its products have negatively impacted the Company's ability to attract funding and that, as a result, the terms of such financings have been less favorable to BTG than they might otherwise have been had the Company's product revenues provided sufficient funds to finance the large costs of taking a product from discovery through commercialization. As a result, BTG has had to license the commercialization of many of its products to third parties in exchange for research funding and royalties on product sales; this will result in lower revenues than if the Company had commercialized the product on its own.

     Patents and Protection of Proprietary Technology. The Company has developed patentable technology and proprietary know-how and has acquired from various universities and institutions certain basic technologies, as to which either patents have been issued or patent applications are pending. There can be no assurance that patent applications will result in issued patents or that patents will not be circumvented or invalidated. The Company also relies on unpatented proprietary technology. There can be no assurance that others may not obtain access to BTG's proprietary technology. Furthermore, there can be no assurance that others may not independently develop the same or similar technology and obtain patents thereon either in the United States or in jurisdictions where the Company is seeking patents for which the Company may have to obtain licenses. There can be no assurance that needed licenses will be available on acceptable terms. The Company believes that important legal issues remain to be resolved as to the extent and scope of patent protection for biotechnology products, and the Company expects that administrative hearings, litigation or both will be necessary to determine the validity and scope of its and others' proprietary or biotechnology patents. Such administrative proceedings or litigation may require a significant commitment of the Company's resources in the future.



     During 1991, the Company received notification from the United States Patent and Trademark Office Board of Patent Appeals and Interferences of the declaration of an interference between an issued patent assigned to the Company covering a method for producing enzymatically active human copper/zinc superoxide dismutase ("SOD") in bacteria and a pending application of Chiron Corporation ("Chiron"), which claims an earlier filing date. While the Company is vigorously defending its patent, it cannot predict the outcome of such interference. However, should the Company's patent be disallowed and a corresponding patent be issued to Chiron, the Company's present method of producing enzymatically active copper/zinc SOD ("OxSODrol") in bacteria may need to be altered, which may or may not be possible; alternatively, the Company could seek a license to market under Chiron's patent, which may or may not be available. Subsequent to the interference being declared, Chiron was issued a U.S. patent for the bacterially produced form of recombinant human copper/zinc SOD. The Company is seeking to have the Patent Office either expand the scope of the existing interference action or declare a separate interference to determine that the Company rather than Chiron should hold the patent for the bacterially produced form of recombinant human copper/zinc SOD on the basis that the Company's scientists, not Chiron scientists, invented the method for producing recombinant human copper/zinc SOD in bacteria. Unless the Company is able to prevail in this effort or to obtain a license from Chiron, the Company may be unable to commercialize OxSODrol in the United States. This matter is currently under consideration by the Patent Office. In addition, the Israeli Patent Office has accepted a Chiron patent application covering a DNA construct having certain specified features for expression of active copper/zinc SOD and a method for production of active copper/zinc SOD in a microorganism harboring this construct. The Company is opposing the grant of this patent; however, there can be no assurance that this opposition will be successful. If the opposition is unsuccessful, the Company may be precluded from manufacturing OxSODrol in Israel.

     On January 9, 1992, BTG-Israel filed an application in the Israel Patent Office for a compulsory license to manufacture the Company's Bio-Hep-B under Biogen's Israeli patent which license, upon approval, would enable the Company to produce the vaccine in Israel and likely to export the vaccine to countries in which neither Biogen nor others have been granted a blocking patent. During 1994 and January 1995, hearings took place and written summations were submitted to the Registrar of Patents by both parties. BTG-Israel believes that it is entitled to a compulsory license under Israeli law and that there is a reasonable possibility such a license will be granted. However, there can be no assurance that a compulsory license will be issued. If a compulsory license is not issued, the Company may not be able to manufacture or sell its Bio-Hep-B in Israel or to export such product from Israel unless the patent is revoked. On August 31, 1992, Biogen sued BTG-Israel for allegedly infringing its Israeli patent (which is the subject of the compulsory license application) by virtue of its preparation of BTG's Bio-Hep-B for use in clinical trials and applied for an interlocutory injunction restraining BTG-Israel from continuing research and development and clinical trials. The District Court of Tel Aviv, Israel, on June 9, 1993, denied Biogen's application for an interlocutory injunction in connection with research and development activities and clinical trials, but did prohibit BTG-Israel from commercial marketing of Bio-Hep-B unless permitted by Biogen or its exclusive licensee, until a compulsory license is obtained, or until the patent is revoked.

     On March 16, 1993, Genentech Inc. ("Genentech") filed a complaint with the U.S. International Trade Commission (the "ITC") alleging, among other things, that the Company's importation of human growth hormone ("hGH") into the United States violates Section 337 of the Tariff Act of 1930 because of the existence of certain claims in U.S. patents of Genentech. Genentech sought an immediate investigation and an order that BTG cease and desist from importing hGH into the United States. Additionally Genentech filed a motion for a temporary exclusion order ("TEO") seeking to exclude the Company from importing human growth hormone into the United States pending the outcome of the ITC investigation. On February 25, 1994, the ITC adopted the initial determination of the administrative judge hearing this matter denying the motion for a TEO. The trial on the Genentech complaint was held in April 1994. In January 1995 the ITC issued a final decision dismissing the complaint with prejudice as a sanction for Genentech's conduct which resulted in an incomplete record and violated the due process rights of the Company and Novo-Nordisk A/S ("Novo") another respondent in the proceeding. The ITC also found no violation by the Company of Section 337 of the Tariff Act of 1930. In March 1995 Genentech filed a notice of appeal of the ITC decision in the United States Court of Appeals for the Federal Circuit. During 1993 and 1994, BTG incurred total legal fees of approximately $4,200,000 relating to the ITC proceeding.

     On December 1, 1994, Genentech filed a lawsuit against the Company and Novo in the United States District Court for the District of Delaware alleging that BTG's hGH infringed two Genentech patents. In January 1995, the Company commenced an action against Genentech in the United States District Court for the Southern District of New York seeking, among other things, declaratory judgment as to the non-infringement, invalidity and unenforceability of such Genentech patents as well as damages resulting from Genentech's actions in the ITC proceedings. The Company believes that it does not infringe any valid Genentech patent, although there can be no assurance that the Company will not be found to be infringing Genentech's patents. If the Company is found by the district court to infringe one or more U.S. patents of Genentech, it likely will be precluded from selling its hGH in the United States. The Company expects to incur substantial legal fees in defending and prosecuting these lawsuits in respect to Genentech.

     In September 1993, JCR Pharmaceuticals Co., Ltd. ("JCR"), the Company's exclusive distributor of human growth hormone products in Japan, received a letter from attorneys representing Genentech and its Japanese licensee claiming that JCR's sale of the Company's hGH in Japan infringed certain Genentech patents and patent applications and demanding that JCR cease the sale of the Company's hGH in Japan. Although the Company does not believe that it is infringing or has ever infringed any valid Genentech patent or patent application, there can be no assurance that the Company's hGH will not be found to infringe certain Genentech patents in Japan. If the Company's hGH is found to infringe certain Genentech patents in Japan, the Company may be obligated to pay money damages and will be obligated to obtain a license from Genentech in Japan, of which there can be no assurance, or JCR will be required to stop selling the Company's hGH in Japan. During 1994, BTG filed oppositions to two Genentech patent applications in Japan which were first published for opposition in the first half of 1994. There can be no assurance that BTG will be successful in its opposition to these patents.

     Three patent applications of Genentech in Israel which cover general methods relating to genetically engineered products and to human growth hormone were accepted in 1983 (two) and 1985 (one). BTG is opposing the grant of these patents. One of these three Israeli patents corresponds to two of the three U.S. patents which are the subject of the complaint asserted by Genentech against BTG in the United States District Court in Delaware. Additionally, in 1984 an Israeli patent application of Biogen which relates to expression vectors was accepted; BTG is opposing the grant of this patent. There can be no assurance that BTG will be successful in its opposition to these patents. If BTG is unsuccessful in its opposition in Israel, then BTG may be unable to manufacture its products in Israel.

     The Company has also initiated proceedings in Israel to oppose the grant to several of its competitors of patents relating to vector systems, and may as necessary oppose corresponding patents in other jurisdictions. Although the outcome of the proceedings cannot be predicted with certainty and will likely not be determined for several years, the Company believes that the outcome will be favorable, although there can be no assurance of this. The Company is aware of patent applications filed by, or patents issued to, other entities with respect to technology potentially useful to the Company and, in some cases, related to products and processes being developed by the Company. The Company cannot presently assess the effect, if any, that these patents may have on its operations. The extent to which efforts by other researchers have or will result in patents and the extent to which the issuance of patents to others would have a materially adverse effect on the Company or would force the Company to obtain licenses from others are currently unknown.

     Janssen, a division of Johnson & Johnson, has commenced an interference action in the Patent Office relating to a cyclodextrin patent. A claim of this patent, which relates to the cyclodextrin patent licensed to BTG under an agreement with the National Technical Information Service ("NTIS"), an operating unit of the United States Department of Commerce, is exclusively licensed to BTG. If Janssen is successful in the interference proceeding, BTG may not be able to market Androtest-SL in the United States without a license, which may not be available.


     Healthcare Reimbursement May Not be Available. The Company's ability to successfully commercialize human therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available for the Company to maintain price levels sufficient for realization of an appropriate return on its investment in product development. Government and other third party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the United States Food and Drug Administration ("FDA") and by refusing, in some cases, to provide any coverage for use of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of the Company's healthcare products, the market acceptance of these products would be adversely affected. It is anticipated that one or more healthcare reform proposals, the principal goals of which will be to provide health insurance coverage to substantially all Americans and to reduce the rate of increase in national healthcare expenditures, will be considered by Congress and various states in the next several years. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation on the Company.

     Risk of Technical Obsolescence; Highly Competitive Industry. Biotechnology has undergone rapid and significant technological change. The Company expects that this technology will continue to develop rapidly, and the Company's future success will depend, in large part, on its ability to maintain a competitive position. Rapid technological development may result in products or processes becoming obsolete before marketing of these products or before the Company recovers a significant portion of the research, development and commercialization expenses incurred with respect to those products.

     Numerous companies, including well-known pharmaceutical and biotechnology companies, are engaged in the business of researching and developing products similar to those of the Company. Many of these companies have substantially greater capital resources and larger research and development staffs and facilities than the Company. Such companies may succeed in their research, producing on a more timely basis products that may be more effective than any which may be developed by the Company. These companies may also be more successful than the Company in the production and marketing of such products.

     Retention of Key Personnel. The Company is dependent upon the efforts of its officers and scientists and other employees. The loss of certain of these key employees could materially and adversely affect the Company's business. There is a great deal of competition for the limited number of scientists with expertise in the area of the Company's operations. The business of the Company is dependent upon its ability to attract and retain qualified research and managerial personnel. The Company does not maintain, and has no current intention of obtaining, "key man" life insurance on any of its employees.

     Risk of Operations in Israel. The Company's primary research, development and production operations are at this time conducted in Israel and can be affected by economic, military and political conditions in that country and in the Middle East in general.


     The Company manages its Israeli operations with the object of protecting against any material net financial loss in U.S. dollars from the impact of Israeli inflation and currency devaluations on its non-U.S. dollar assets and liabilities. The Bank of Israel's monetary policy is to manage the exchange rate while allowing the Consumer Price Index to rise by approximately 9% in 1992, 11% in 1993 and 14% in 1994. For those expenses linked to the Israeli Shekel, such as salaries and rent, this resulted in corresponding increases in these costs in U.S. dollars. In 1992, 1993 and 1994 the Shekel was devalued by approximately 21%, 8% and 1%, respectively, against the U.S. dollar. As a result of the devaluations of the Shekel and modest increases in cost-of-living adjustments in Shekel salaries in 1992 and 1993, BTG's costs of local goods and services in Israel measured in U.S. dollars remained relatively constant in

1992 and 1993 despite the rise in the Consumer Price Index. However, because of the insignificant devaluation of the Shekel against the U.S. dollar despite the 14% annual rate of increase in the Consumer Price Index during 1994, the Company's cost of local goods and services, to the extent linked in whole or in part of the Consumer Price Index, increased in U.S. dollar terms in 1994. To the extent that expenses in Shekels exceed the Company's revenues in Shekels (which to date have consisted primarily of research funding from the Chief Scientist and sales of Bio-Tropin and BioLon in Israel), the devaluations of Israeli currency have been and will continue to be a benefit to the Company's financial condition. However, should the Company's revenues in Shekels exceed its expenses in Shekels in any material respect, the devaluation of the Shekel will adversely affect the Company's financial condition. Further, to the extent the devaluation of the Shekel with respect to the U.S. dollar does not substantially offset the increase in the costs of local goods and services in Israel, the Company's financial results will be adversely affected as local expenses measured in U.S. dollars will increase. There can be no assurance that the government of Israel will continue to devalue the Shekel from time to time to offset the effects of inflation in Israel.



     Risk of Product Liability. The testing and marketing of the Company's products entail risk of product liability. Although the Company has so far been able to obtain indemnification from pharmaceutical companies commercializing its products, there can be no assurance that other such companies will agree in the future to indemnify the Company for other of the Company's products or that such companies will, if obligated to do so, have adequate resources to fulfill their indemnity agreements. Further, to the extent the Company elects to test or market products independently, it will bear the risk of product liability directly. The Company presently has $5,000,000 of product liability insurance coverage in place. Any successful product liability claim made against the Company could substantially reduce or eliminate any stockholders' equity the Company may have and could have a significant adverse impact on the future of the Company.

     Effect of Governmental Regulation. The Company is subject to regulation by numerous governmental authorities in the United States and other countries. All of the Company's products, manufacturing processes and facilities require governmental licensing or approval prior to commercial use. The approval process applicable to products of the type being developed by the Company usually takes five to seven years from the commencement of human clinical trials and typically requires substantial expenditures. The Company and its licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals or licenses. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or its licensees' products. Failure to obtain requisite governmental approvals, or failure to obtain approvals of the scope requested, could delay or preclude the Company or its licensees from marketing their products, could limit the commercial use of the products and could also allow competitors time to introduce competing products ahead of product introduction by the Company and thereby have a material adverse effect on the Company's results of operations, liquidity and financial condition. Even after regulatory approval is obtained, use of the products could reveal side effects that, if serious, could result in suspension of existing approvals and delays in obtaining approvals in other jurisdictions. Regulation by governmental authorities in the United States and other countries is a significant factor affecting the timing of the commercialization of the Company's products and its ongoing research and development activities. The timing of regulatory approvals is not within the Company's control. To date, the length of time required to obtain regulatory approval of genetically-engineered products has been significantly longer than expected, both for the Company and the biotechnology industry in general. These delays have had, and if they continue will have, a material adverse effect on the results of operations and financial condition of the Company. The Company believes that these delays have negatively impacted its ability to attract funding and that, as a result, the terms of such financings have been less favorable to the Company than they might otherwise have been had the Company's product revenues provided sufficient funds to finance the large costs of taking a product from discovery through commercialization. As a result, the Company has had to license the commercialization of many of its products to third parties in exchange for research funding and royalties on product sales; this will result in lower revenues than if BTG had commercialized the products on its own. See "-- Capital Needs." The Company believes that FDA approval of genetically engineered bovine growth hormone, including the Company's bovine growth hormone product, has been delayed by opposition from certain consumer, environmental and farm groups, which have petitioned the FDA not to approve genetically engineered bovine growth hormone until its long-term health and economic effects are fully studied. In addition, certain environmental and consumer groups are generally opposed to genetically engineered products, primarily in the agricultural field. There can be no assurance that opposition from such groups will not adversely affect the FDA approval process with respect to other products of the Company.

     Dependence on Third Parties. The Company has licensed substantially all its basic technology from third-parties. In addition, the Company has generally licensed the commercialization rights for its products to third-parties. These license agreements, which constitute BTG's most significant assets, may be canceled by the other party upon BTG's failure to perform its obligations thereunder. In addition, certain contracts may also be canceled by the Company's licensees at any or at certain specified times.

     The Company has derived, and expects to continue to derive over the next several years, a portion of its revenues from existing and new licensing, research and development and marketing agreements. These agreements typically provide the Company's licensees with certain rights, subject to an obligation to pay royalties to the Company based on any future product sales, to manufacture and market specified products developed using the Company's proprietary technology. Certain of these agreements provide for funding by licensees of research activities performed on their behalf by the Company. For each of the last three years, licensing fees and research funding of this type have provided a substantial portion of the Company's non-interest operating revenues. Continued funding and participation by these licensees will depend not only on the timely achievement of milestones, which cannot be assured, but also on each licensee's own financial, competitive, marketing and strategic considerations. Such considerations include the relative advantages, including patent and proprietary positions, of alternate products being marketed or developed by others and, in the case of research and development funding by Bio-Cardia, receipt by Bio-Cardia of funds from its stockholders, of which there can be no assurance. During the three months ended September 30, 1994, a substantial number of Bio-Cardia stockholders defaulted on their obligations to Bio-Cardia. As a result of the default by certain Bio-Cardia stockholders on their obligations to Bio-Cardia, Bio-Cardia was unable to pay approximately $1,540,000 of the $3,250,000 in reimbursement of previously incurred research and development expenses and approximately $2,961,000 for research and development performed by BTG on behalf of Bio-Cardia during 1994. The Company has been informed by Bio-Cardia that it has reached settlements with certain of the defaulting stockholders, the net effect of which is to reduce the funding expected by Bio-Cardia by approximately $14,240,000, and that Bio-Cardia has commenced legal action against the remaining defaulting stockholders, who owe an aggregate of $3,200,000. Accordingly, Bio-Cardia will not be in a position to fund the up to $32 million research and development program originally contemplated by Bio-Cardia and the Company. The failure of Bio-Cardia to make certain research and development payments to the Company during the three months ended September 30, 1994 adversely affected the Company's results of operations for the year ended December 31, 1994. The Company's agreement to fund a substantial portion of the operation's of, and an exchange offer by, Bio-Cardia will adversely affect BTG's results of operations in 1995. See "Recent Developments."


     The Company's revenues from license agreements have fluctuated in the past and are expected to continue to fluctuate in the future. In addition, some of the license agreements from which the Company derives those revenues are subject to early termination. There is no assurance that historical levels of revenue from these sources will be maintained. Furthermore, the amounts of any royalty payments to be received by the Company under its license agreements will be dependent on the extent to which its licensees devote resources to the development and commercialization of the products. Although the Company believes its licensees have an economic motivation to commercialize their products, the Company will have no effective control over the licensees' commercialization efforts.

     Limited Manufacturing and Marketing Capability and Experience. The Company has limited commercial scale manufacturing capacity and experience. While it is expected that the Company's manufacturing facilities will allow the Company to satisfy the requirements of existing license and distribution agreements for the near term, there is no assurance that these requirements will be satisfied. The Company will be required to obtain regulatory approval for all of its commercial manufacturing processes and facilities. Any failure to receive, or substantial delay in obtaining, regulatory approval for its manufacturing processes and facilities could have a material adverse effect on the Company. The Company believes that it operates its facilities under, and is in compliance with, the FDA's good laboratory and manufacturing practices.

     The Company does not yet have an established sales force and relies on third parties to market its products. There can be no assurance that the Company's marketing strategy will be successful. The Company's ability to market its products successfully in the future will be dependent on a number of factors, many of which are not within its control.

     Volatility of Share Price. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by the Company or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of the Company's Common Stock.

     The market price of the Company's Common Stock has fluctuated over a wide range and it is likely that the price of the Company's Common Stock will fluctuate in the future. Because the Company's Common Stock is issuable upon exercise of outstanding warrants and upon the conversion of outstanding convertible debentures, the market price of the Company's Common Stock could be adversely affected by future exercises of outstanding warrants or conversions of debentures. In addition, the future sale of a substantial number of shares of the Company's Common Stock by existing stockholders and option and warrant holders may have an adverse impact on the market price of the Company's Common Stock. See "--Dilutive Effect of Stock Issuances, Grants, Options and Warrants" and "--Effect on Trading Market of Common Stock."


     Absence of Dividends. No dividends have been paid on the Company's Common Stock to date and the Company does not anticipate paying dividends in the foreseeable future. The indentures under which the Company's 7 1/2% Convertible Senior Subordinated Notes due April 15, 1997 and the Series B 11% Senior Secured Convertible Notes due October 15, 1998 were issued prohibit the payment of cash dividends on BTG Common Stock.


     Dilutive Effect of Stock Issuances, Grants, Options and Warrants. BTG has granted options to purchase an aggregate of approximately 7,857,000 shares of the Company's Common Stock under certain employee benefit plans. Warrants to purchase an aggregate of approximately 11.2 million shares of the Company's Common Stock are also outstanding under previous financing arrangements and other transactions. Many of these options and warrants have exercise prices below the current market price of the Company's Common Stock. In addition, the Company may issue additional stock, warrants and/or options to raise capital in the future. The Company regularly examines opportunities to expand its technology base and product line through means such as licenses, joint ventures and acquisition of assets or ongoing businesses and may issue securities in connection with such transactions, including the reacquisition of technology licensed to Bio-Cardia through the purchase of all outstanding Bio-Cardia capital stock pursuant to the exercise of options to purchase such stock granted to the Company by the Bio-Cardia stockholders. See "--Capital Needs" and "Recent

Developments." The Company may also issue additional securities in connection with its employee benefit plans. During the terms of such options and warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Company's Common Stock. The exercise of such options and warrants may have an adverse effect on the market value of the Company's Common Stock. The existence of such options and warrants may adversely affect the terms on which the Company can obtain additional equity financing. See "-- Capital Needs." To the extent the exercise prices of such options and warrants are less than the net tangible book value of the Company's Common Stock at the time such options and warrants are exercised, the Company's stockholders will experience an immediate dilution in the net tangible book value of their investment. If the Company elects to acquire Bio-Cardia, the number of shares of Common Stock required to purchase the outstanding capital stock of Bio-Cardia will depend on the market price of the Common Stock at the time the option to purchase the Bio-Cardia capital stock is exercised, and the issuance of such shares could result in substantial dilution to the Company's stockholders and could significantly affect the market price of the Common Stock. In addition, to the extent the Company issues more than 3,000,000 shares of Common Stock to purchase the outstanding capital stock of Bio-Cardia, the Company will be obligated to issue additional shares of Common Stock, at a price of $.01 per share, to the Selling Security Holders. See "Recent Developments."

     Effect on Trading Market. The Company's Common Stock is currently traded on the Nasdaq National Market. Although there are a number of market makers for the Company's Common Stock, there can be no assurance that a trading market will continue for the Common Stock. The qualification requirements for inclusion in the Nasdaq National Market include, without limitation, a requirement that the Company have, at the time of application, net tangible assets (defined as total assets (including the value of patents, copyrights and trademarks but excluding the value of goodwill) less total liabilities), of at least $12,000,000, and thereafter maintain net tangible assets of at least $4,000,000. There can be no assurance that the Common Stock will not in the future be removed for failure to continue to satisfy the Nasdaq National Market requirements.


     In addition to the shares of Common Stock registered hereunder, the Company currently has registered for resale from time to time on behalf of certain stockholders of the Company an aggregate of 12,073,032 additional shares of Common Stock, including 9,331,158 shares of Common Stock issuable upon the exercise of outstanding warrants, and 8,047,485 warrants. The shares of Common Stock and warrants which are currently registered for resale were purchased by certain stockholders of the Company in five separate private placements as follows: (1) an aggregate of 695,666 shares of Common Stock which were purchased by such stockholders in July 1990 (the "July Private Placement"), (2) an aggregate of 2,111,580 shares of Common Stock (including 659,687 shares of Common Stock issuable upon the exercise of warrants) and 441,680 warrants, which securities were purchased in May 1991 (the "May Private Placement"), (3) an aggregate of 571,428 shares of Common Stock issuable upon the exercise of warrants, which warrants were acquired by such stockholders in August

1991 (the "August Private Placement"), (4) an aggregate of 2,488,108 shares of Common Stock (including 1,893,793 shares of Common Stock issuable upon the exercise of warrants) and 1,466,055 warrants, which securities were purchased by such stockholders in December 1991 (the "December Private Placement") and (5) an aggregate of 6,206,250 shares of Common Stock (all such shares are issuable upon the exercise of warrants) and 6,206,250 warrants, which securities were acquired by such stockholders in December 1993 (the "Bio-Cardia Private Placement"). The sale of such shares and warrants could adversely affect prevailing market prices.

     In the July Private Placement, the Company sold an aggregate of 1,666,662 units of Common Stock and warrants at a price of $3.00 per unit. Each unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at $6.00 per share. The number of shares of Common Stock issuable upon exercise of warrants was subsequently adjusted as a result of the anti-dilution provisions to 866,545 shares at $5.77 per share. The warrants expired, unexercised, on February 21, 1994. The market price of the Company's Common Stock on the date the Company sold the 1,666,662 units was $3.625 per share.

     In the May Private Placement, the Company sold an aggregate of 1,618,528 units at a price of $3.50 per unit, each unit consisting of one share of Common stock and a warrant to purchase one-half share of Common Stock at a price of $6.00 per share. These warrants expire between May 7, 1994 and May 7, 1996, depending on the market price of Common Stock. The market price of Common Stock on the closing date of the May Private Placement was $3.875 per share. See "Description of Capital Stock--Warrants."

     In the August Private Placement, the Company sold an aggregate of 1,142,857 units of Common Stock and warrants at a price of $5.25 per unit, which warrants expire on August 26, 1995 or earlier under certain circumstances. Each unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at $8.00 per share. The market price of the Company's Common Stock on August 26, 1991 and August 30, 1991, the dates on which the units were sold, was $5.625 per share and $6.125 per share, respectively. See "Description of Capital Stock--Warrants."

     In the December Private Placement, the Company sold an aggregate of 1,733,333 units of Common Stock and warrants at a price of $7.52 per unit. Each unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock at a price of $10.53 per share. The warrants expire between December 19, 1993 and December 19, 1995, depending on the market price of the Common Stock. The Company, at the same time, issued to the sales agent and selected dealers for the December Private Placement warrants to purchase 160,460 shares of Common Stock having the same terms as the warrants included in the units. The market price of the Company's Common Stock on the date of the December Private Placement was $9.00 per share. See "Description of Capital Stock--Warrants."

     In the Bio-Cardia Private Placement, the Company and Bio-Cardia sold an aggregate of 375 units at a price of $100,000 per unit. Each unit consisted of four shares of Bio-Cardia Common Stock, $.01 par value per share, and warrants to purchase 15,000 shares of the Company's Common Stock at a price of $5.49 per share. The warrants expire at 5:00 p.m. New York time on December 31, 1998. The Company at the same time issued to the placement agent for the Bio-Cardia Private Placement warrants to purchase 562,500 shares of Common Stock having the same terms as the warrants included in the units. In addition, the Company at the same time issued to the directors of Bio-Cardia warrants to purchase an aggregate of 18,750 shares of Common Stock having the same terms as the warrants included in the units. The market price of the Company's Common Stock on the date of the Bio-Cardia Private Placement was $5.25 per share. See "Recent Developments" and "Description of Capital Stock."


     To the extent the exercise prices of the warrants issued in the May Private Placement, August Private Placement, December Private Placement and the Bio-Cardia Private Placement are less than the net tangible book value of the Common Stock at the time such warrants are exercised, the Company's stockholders will experience an immediate dilution in the net tangible book value of their investment.

     Certain Anti-Takeover Effects. The shares beneficially owned by the Company's executive officers, directors and five percent stockholders, combined with the ability of the Company's Board of Directors to issue shares of preferred stock without further vote or action by the Company's stockholders, may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the Company's stockholders. Consequently, the market price for the Company's Common Stock may be less likely to reflect a "premium for control." In addition, Section 203 of the Delaware Law, which is applicable to the Company, contains provisions that are normally considered to have the effect of inhibiting a non-negotiated merger or other business combination.

     Limitation on Use of Net Operating Loss Carryforwards. The Company has net operating loss carryforwards available to reduce future federal taxable income, aggregating approximately $50 million as of December 31, 1993, which expire from 1995 through 2008. The use of such carryforwards is severely limited as a result of ownership changes resulting from previous share issuances. Subsequent changes in the Company's ownership may cause further limitations on the annual amounts of the carryforwards which can be utilized.

                              RECENT DEVELOPMENTS

Default in Bio-Cardia Funding



     On December 31, 1993, the Company and Bio-Cardia completed the Bio-Cardia Private Placement of 375 units, each unit (a "Unit"), consisting of four shares of common stock of Bio-Cardia and warrants to purchase 15,000 shares of the Company's Common Stock at an exercise price of $5.49 per share (the "Warrants"). The purchase price per unit was $100,000, of which $15,000 per unit was paid at the closing, with the remainder paid with a promissory note (the "Note") due in five installments over a period of three years. All of the cash proceeds of the financing are received by Bio-Cardia. In consideration of the warrants included in the Units, the Company received from each purchaser of Units an option (the "Stock Purchase Option"), exercisable at any time on or prior to December 31, 1997, to purchase the Bio-Cardia stock at a purchase price beginning at 125% and increasing over time to 200% of the cash portion of the price paid for such stock. The Company has been informed by Bio-Cardia that as of the date hereof non-defaulting Bio-Cardia stockholders have paid Bio-Cardia approximately $4,620,000 in respect of their Bio-Cardia stock. Should the Company exercise the Stock Purchase Option, the aggregate purchase price will be allocated to the assets acquired based upon their estimated fair market value at the date the acquisition is consummated. However, if the Stock Purchase Option is exercised prior to commercialization of any of the products licensed to Bio-Cardia, the purchase price will be allocated to research and development in process and will be reflected as a one-time non-recurring charge in the Statement of Operations. Such purchase price may be paid in cash, shares of the Company's Common Stock or both, at the Company's discretion. In connection with the closing of the Bio-Cardia Private Placement, the Company licensed to Bio-Cardia, pursuant to a technology license agreement, the right to pursue (i) the worldwide development and commercialization of the Company's Imagex, Bio-Flow, Factorex and Bio-Lase products for all cardio-vascular indications, the Company's OxSODrol product for the inhibition of reocclusion of coronary arteries during and after thrombolysis or angioplasty or in cases of unstable angina, and for the prevention of restenosis, and the Company's OxSODrol product for the treatment of bronchopulmonary dysplasia in premature neonates, and (ii) the development and commercialization of the Company's sodium hyaluronate-based products for ophthalmic applications in the United States and Japan to protect the corneal endothelium during intraocular surgery and other pharmaceutical applications where a shock-absorbing and lubricating material compatible with the human body is required. The Company and Bio-Cardia entered into a research and development agreement pursuant to which the Company is conducting research, development and clinical testing of these products. Bio-Cardia has determined not to pursue Bio-Lase for the inhibition of acute reocclusion and treatment of diabetic thromboembolism, and OxSODrol for the inhibition of reocclusion of coronary arteries during and after thrombolysis or angioplasty or in cases of unstable angina, and for the prevention of restenosis, as preliminary studies were not sufficiently encouraging to justify continued pursuit of these products.

     Bio-Cardia and the Company had originally budgeted approximately $32 million of the net proceeds of the Bio-Cardia Private Placement (less if the Stock Purchase Option was exercised prior to January 1, 1997) to fund development and commercialization of the products licensed to Bio-Cardia over a period of four years and to reimburse BTG for previously incurred research and development expenses, of which approximately $6 million was to be received in 1994. However, holders of 218 Units failed to make the required July 1, 1994 payment of $10,000 per unit, which resulted in Bio-Cardia being unable to pay approximately $1,540,000 of the $3,250,000 in reimbursement of previously incurred research and development expenses and approximately $500,000 of the $1,521,000 of development costs due BTG during the three months ended September 30, 1994 under the research and development agreement. In October 1994 Bio-Cardia reached settlements with certain of the defaulting stockholders, holding an aggregate of 178 Units, who surrendered to Bio-Cardia their Bio-Cardia stock and Warrants to purchase an aggregate of 2,670,000 shares of BTG Common Stock (the "Surrendered Warrants") in exchange for a release from their future funding obligations to Bio-Cardia. The net effect of this settlement was to reduce the funding expected by Bio-Cardia by approximately $14,240,000. In addition, Bio-Cardia commenced legal action against the remaining defaulting stockholders, holding an aggregate of 40 Units, who owe an aggregate of $3,200,000. Accordingly, Bio-Cardia will not be in a position to fund the up to $32 million research and development program originally contemplated by Bio-Cardia and BTG. As a result, BTG has the right to terminate the technology license agreement and repossess all rights to the technology licensed or sublicensed to Bio-Cardia without the payment of any amounts to Bio-Cardia other than a royalty on all Improvements (as defined in the technology license agreement) to the products developed pursuant to the development program conducted by BTG on behalf of Bio-Cardia. At December 31, 1994, Bio-Cardia owed BTG approximately $2,961,000 for research and development performed by BTG on behalf of Bio-Cardia during 1994, as well as $1,540,000 in reimbursement of previously incurred research and development expenses due to be paid to BTG in 1994.

     The Company has agreed not to terminate the technology license agreement in 1995 as a result of the Bio-Cardia defaults in 1994 and has further agreed to fund a revised research and development budget for 1995 aggregating approximately $6.2 million to the extent Bio-Cardia does not have sufficient funds and to advance to Bio-Cardia amounts required by Bio-Cardia for general and administrative expenses. Bio-Cardia anticipates that it will receive $900,000 in 1995 from third parties, and up to $3,140,000 from its existing stockholders under the Notes, subject to the Exchange Offer described below. However, because the Company has not at this time committed to fund any research and development for Bio-Cardia in 1996 or 1997 or to exercise the Stock Purchase Option, and, therefore, because there can be no assurance that Bio-Cardia would have the funds needed to fund research and development after December 31, 1995, Bio-Cardia, with the Company's consent, has offered to the current Bio-Cardia stockholders the ability to avoid having to make any additional payments to Bio-Cardia under their Note (the "Exchange Offer"). Under the terms of the Exchange Offer, Bio-Cardia has offered to exchange $4,250 in cash (together with interest on $2,500 from the date Bio-Cardia received such funds) and forgiveness of $17,500 principal amount of the Note remaining outstanding for each one share of Bio-Cardia common stock and an unconditional release. If all Bio-Cardia stockholders who are not in default accept the Exchange Offer, BTG will recognize an expense of approximately $1,000,000 in the second quarter of 1995. In addition, Bio-Cardia has agreed that if by December 15, 1995 (i) the average daily price of the Company's Common Stock for any 20 trading days in a 30 consecutive trading day period did not exceed $3.50 and (ii) the best closing bid price of the Warrants did not exceed $1.10 during any 20 trading days, then Bio-Cardia will distribute to the Bio-Cardia stockholders accepting the Exchange Offer some or all of the Surrendered Warrants obtained in the settlements with defaulting Bio-Cardia stockholders such that, in the aggregate, the Warrants issued in the Offering, together with the Warrants distributed by Bio-Cardia, have a value of $16,500 as determined using the Black Scholes option pricing formula using an assumption of no dividends and a volatility of 70%; provided, however, that in no event will Bio-Cardia be obligated to pay additional cash to such Bio-Cardia stockholders accepting the Exchange Offer in order to attain such value if the Surrendered Warrants are insufficient. The Exchange Offer is conditioned upon acceptance by holders of at least 139 Units (constituting approximately 90% of the Units held by non-defaulting Bio-Cardia stockholders), although this condition can be waived at the Company's sole discretion. If all the non-defaulting Bio-Cardia stockholders accept the Exchange Offer, BTG will be obligated to fund approximately $5.3 million of Bio-Cardia's research and development expenditures in 1995. The failure of Bio-Cardia to make these research and development payments in 1994 adversely affected the Company's results of operations for the year ended December 31, 1994. The obligation of BTG to fund the Exchange Offer and a substantial portion of Bio-Cardia's operations in 1995 could adversely affect the Company's results of operations for 1995.

     One of the defaulting Bio-Cardia stockholders whom Bio-Cardia sued for payment under the Notes has commenced two actions which are pending in the United States District Court for the Southern District of New York against Bio-Cardia, BTG and, in one of the actions, David Blech and D. Blech & Company, Incorporated, the placement agent for the Bio-Cardia Private Placement, alleging, among other things, that the Bio-Cardia Private Placement violated the federal securities laws and constituted common law fraud. In almost identically worded complaints, the plaintiff seeks rescission of her purchase of Units in the Bio-Cardia Private Placement and restitution of the purchase price paid by her to date ($640,000), together with interest thereon and expenses. The Company believes that these claims have no merit, and intends to defend them vigorously.


October Private Placement


     On October 12, 1994 and October 13, 1994, the Company consummated a private placement (the "October Private Placement") of an aggregate of 5,142,857 shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"), to Elliott Associates, L.P., Grace Holdings, L.P., Momar Corporation and WACO Partners, pursuant to agreements entered into as of October 4, 1994. The Common Stock was sold for $1.75 per share and the private placement resulted in gross proceeds of

$9,000,000. The proceeds from the financing are being used to fund ongoing Company activities including research and development. The closing price of the Common Stock on October 4, 1994, October 12, 1994 and October 13, 1994 was $2.25, $2.25 and $2.3125, respectively. The 5,142,857 shares of Common Stock covered by this Prospectus have been registered for resale pursuant to the terms of the October Private Placement.


     The Company agreed with the Selling Security Holders to file with the Commission, prior to January 10, 1995, a registration statement registering for resale under the Securities Act the shares of Common Stock issued in the October Private Placement, and to use its reasonable best efforts to have such registration statement declared effective by the Commission as promptly as practicable. The Company agreed with the Selling Security Holders that if such registration statement has not been declared effective by the Commission by May 31, 1995, it will pay to the Selling Security Holders, as compensation for the failure to have the registration statement declared effective, a monthly amount equal to the quotient determined by dividing (x) the product determined by multiplying (1) the "applicable percentage" (defined below) by (2) $1.75 and then multiplying such amount by (3) the number of shares of Common Stock then owned by such Selling Security Holder, by (y) the fair market value (defined below) of the Common Stock. The term "fair market value" means the average of the highest closing bid price of the Common Stock on the principal market or exchange where such shares are traded over the ten (10) trading days immediately preceding such first trading day of such applicable month. The applicable percentages are as follows: for the first three (3) months following the failure to obtain registration by May 31, 1995 (i.e., June, July and August 1995), three-quarters of one percent (0.75%) per month; for the following three (3) months, one percent (1.0%) per month; and for each month thereafter, one and one-quarter percent (1.25%) per month. Payments would continue to be made until the registration statement has been declared effective. All shares issued as compensation for the failure to have the registration statement declared effective by May 31, 1995 would also be included within such registration statement.

     The Company agreed with the Selling Security Holders that if the Company issues more than 3,000,000 shares of Common Stock in connection with the purchase of all the outstanding capital stock of Bio-Cardia, then BTG must issue to the holders of the Common Stock purchased in the October Private Placement, at a purchase price of $.01 per share, that number of shares of Common Stock as equals 23.4% of the difference between the number of shares of Common Stock issued to the holders of Bio-Cardia capital stock and 3,000,000 shares.

     The Company further agreed with the Selling Security Holders that if, prior to the effective date of the registration statement of which this Prospectus is a part, the Company issues shares of Common Stock at a price per share less than $1.75, or securities convertible into or exercisable for Common Stock at a conversion or exercise price per share less than $1.75 (in each case other than (i) issuances of shares of Common Stock pursuant to options or warrants outstanding on October 4, 1994, (ii) the issuance of shares of Common Stock or options to purchase shares of Common
Stock pursuant to the Company's stock option and stock compensation plans or
(iii) the issuance of shares of Common Stock to purchase shares of Bio-Cardia), then the Company shall immediately issue and deliver to the purchasers in the October Private Placement, for a purchase price of $.01 per share, that number of shares of Common Stock as is necessary to reduce the price per share of Common Stock paid by the Selling Security Holders to the purchase price per share paid by such new purchaser.



     In the event the Company is prohibited from issuing shares of Common Stock to the Selling Security Holders because the indenture under which certain of the Company's debt securities have been issued prohibit the issuance of equity securities at a price less than $1.00 per share, then the Company shall, in lieu of issuing shares, make the payments due the Selling Security Holders in cash. The amount of cash to be paid shall be equal to the product determined by multiplying the number of shares of Common Stock that would be issuable in accordance with the preceding paragraph by the average of the highest closing bid price of the shares of Common Stock of the Company on the principal market or exchange where such shares are traded over the ten (10) trading day period preceding the date of the issuance of the securities giving rise to the Company's obligation to issue additional shares to the Selling Security Holders.

Board Restructuring

     On November 14, 1994, Elliott Associates, L.P., a Selling Security Holder hereunder, amended its Schedule 13D to state that it believed it would be in the best interest of the Company and its shareholders for there to be a change in the size and composition of the Board. On December 6, 1994, the Company restructured its Board of Directors to address the concerns raised by Elliott Associates, L.P. In the restructuring, Bradford T. Whitmore and Moses Marx, representatives of Grace Brothers Ltd. and United Equities Co., respectively, were elected directors of the Company. Affiliates of Grace Brothers Ltd. and United Equities Co. are Selling Security Holders hereunder. See "Selling Security Holders." The Board of Directors now consists of 12 members. Dr. Marian Gorecki, Mr. Christopher D. Illick and Carl E. Kaplan, Esq. resigned as directors to facilitate the restructuring; Ms. Jane Cahill Pfeiffer had previously resigned in November 1994 for personal reasons.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Security Holders.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 150,000,000 shares of Common Stock, par value $.01, and 4,000,000 shares of Preferred Stock, par value $.01. The following brief description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended, copies of which are on file with the Commission.

     Common Stock. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally, including the election of directors. Subject to the rights of holders of Preferred Stock, the holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company.

     The Transfer Agent and Registrar for the Common Stock is the American Stock Transfer & Trust Company, New York, New York.

     Preferred Stock. The Board of Directors has authority to issue the Preferred Stock from time to time without stockholder approval, in one or more series. The Board of Directors is authorized with respect to any series of Preferred Stock to fix the designation, the number of shares, the voting powers, the conditions of the conversion privilege, if any, the terms and conditions of the redemption rights, if any, the rights upon liquidation, merger, consolidation, distribution or sale of assets, and dissolution or winding-up, the dividend rate and whether dividends shall be cumulative, and any other powers, preferences and relative, participating, optional and other rights and the qualifications, limitations and restrictions of such series. No shares of Preferred Stock are currently outstanding.


     Warrants. The Company currently has outstanding (i) warrants to purchase an aggregate of 809,264 shares of Common Stock at an exercise price of $6.00 per share, exercisable at any time up to and including 5:00 p.m. on the earlier of
(a) the date 30 days following the last day of a period consisting of twenty consecutive trading days during which the Company's Common Stock had a market value of $10.00 or more per share or (b) May 7, 1996, (ii) warrants to purchase an aggregate of 571,428 shares of Common Stock at an exercise price of $8.00 per share, exercisable at any time up to and including 5:00 p.m. on the earlier of
(a) the date 30 days following the last day of a period consisting of twenty consecutive trading days during which the Company's Common Stock had a market value of $13.00 or more per share or (b) August 26, 1995, (iii) warrants to purchase an aggregate of 1,893,793 shares of Common Stock at an exercise price of $10.53 per share, exercisable at any time up to and including 5:00 p.m. on the earlier of (a) the date 30 days following the last day of a period consisting of twenty consecutive trading days during which the Common Stock on each day in such twenty day period has a market value of $15.80 per share or (b) December 19, 1995, and (iv) warrants to purchase an aggregate of 6,206,250 shares of Common Stock at an exercise price of $5.49 per share, exercisable at any time up to and including 5:00 p.m. on December 31, 1998.

                            SELLING SECURITY HOLDERS


     The following table sets forth information as of February 1, 1995.


                                 Number of              Number of                                      Percent of
                                 Shares of              Shares of              Percent of             Common Stock
                                Common Stock           Common Stock           Common Stock             Owned Upon
Selling                         Beneficially            Registered             Owned Prior            Consummation
Security Holder                    Owned                 Herein(1)             to Offering             of Offering
- ---------------                 ------------           ------------           ------------            -------------

Elliott Associates, L.P.          4,450,764              2,078,857                10.4%                    5.5%
Grace Holdings, L.P. (a)          3,853,300              1,914,000                 9.0%                    4.5%
Momar Corporation (b)             2,650,390              1,000,000                 6.2%                    3.9%
WACO Partners (c)                   311,414                150,000                  *                        *


- -----------------
*    denotes less than 1%

(1) The shares of Common Stock offered hereby were issued in the October Private Placement. In the October Private Placement, an aggregate of 5,142,857 shares of Common Stock were sold to the Selling Security Holders, at a purchase price of $1.75 per share, pursuant to agreements entered into as of October 4, 1994. See "Recent Developments."


(a) Beneficial ownership includes 1,530,614 shares of Common Stock held of record by Grace Brothers, Ltd. and 408,686 shares of Common Stock held of record by Grace Brothers International, Ltd. Both the Selling Security Holder and Grace Brothers International, Ltd. are substantially wholly owned affiliates of Grace Brothers, Ltd. The Selling Security Holder may be deemed to have shared power, with Grace Brothers, Ltd., to vote and dispose of the 1,914,000 shares owned by it. Mr. Bradford T. Whitmore, a director of the Company, is a general partner of Grace Brothers, Ltd. and the sole shareholder of a general partner of Grace Holdings, L.P.

(b) Beneficial ownership includes 1,650,390 shares of Common Stock held of record by United Equities (Commodities) Company. Mr. Moses Marx, a director of the Company, is the controlling shareholder of the Selling Security Holder and the majority owner of United Equities (Commodities) Company.

(c) Beneficial ownership includes (i) 125,220 shares of Common Stock owned of record by Norman J. Wechsler and 2,500 shares of Common Stock owned of record by Philip Glickman, each of whom are partners of the Selling Security Holder, (ii) 2,500 shares owned of record by Jane Solomon, the wife of a partner of the Selling Security Holder, and (iii) (1) 300 shares of Common Stock, (2) 7,428 shares of Common Stock issuable upon conversion of $13,000 aggregate principal amount of the Company's Series B 11% Senior Secured Convertible Notes due October 15, 1998, (3)

     2,666 shares of Common Stock issuable upon conversion of $28,000 aggregate principal amount of the Company's 7 1/2% Convertible Senior Subordinated Notes due April 15, 1997, and (4) 800 shares of Common Stock issuable upon conversion of $7,000 aggregate principal amount of the Company's 11% Convertible Senior Subordinated Debentures due March 1, 2006, held of record by Wechsler & Co., Inc ("Wechsler"). The officers and directors of Wechsler and all of the holders of Wechsler common stock are partners of the Selling Security Holder.

                              PLAN OF DISTRIBUTION


     The distribution of the shares of Common Stock by the Selling Security Holders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market or on the Nasdaq National Market (or any exchange on which the Common Stock may then be listed) in negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Security Holders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Security Holders may also sell such shares pursuant to Rule 144 promulgated under the Securities Act, or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Security Holders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.


     Because the Selling Security Holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, such Selling Security Holders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which Rule would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

     In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Security Holders.

                                 LEGAL MATTERS

     Legal matters relating to the Common Stock have been passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York 10103. Partners of Fulbright & Jaworski L.L.P., as of December 20, 1994, beneficially owned an aggregate of 358,167 shares of the Company's Common Stock and options to purchase 10,000 shares which are presently exercisable.

                                    EXPERTS

     The audited financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

        SEC Registration Fee ............................      $ 3,657.67
        Accountant's Fees and Expenses ..................        7,500.00*
        Legal Fees and Expenses .........................       10,000.00*
        Miscellaneous ...................................        3,842.33*
                                                               ----------
            Total .......................................      $25,000.00*
                                                               ==========
- ------------
* estimated

Item 15. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by Section 145. The Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and Elliott Associates, L.P., the Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and Grace Holdings, L.P., the Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and Momar Corporation, and the Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and WACO Partners, provide for the indemnification of the Selling Security Holders by the Registrant for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

Item 16. Exhibits


 5 -      Opinion of Fulbright & Jaworski L.L.P. regarding legality.*

10   (a)  Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and Elliott Associates, L.P.*(1)

     (b) Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and Grace Holdings, L.P.*(1)

     (c) Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and Momar Corporation.*(1)

     (d) Common Stock Purchase Agreement, dated as of October 4, 1994, by and between Bio-Technology General Corp. and WACO Partners.*(1)

23   (a)  Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).*

     (b)  Consent of Arthur Andersen.*

     (c)  Consent of Price Waterhouse.*

24   Power of Attorney.*

- -------------------
* Previously filed.

(1) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K, dated October 12, 1994.


Item 17.  Undertakings.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities

Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin, State of New Jersey, on April 12, 1995.


                                        Bio-Technology General Corp.

                                        By: /s/ SIM FASS
                                           ---------------------------------
                                           (Sim Fass, President)

                               ------------------




     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                              Title                         Date
- ---------                              -----                         ----

/s/ SIM FASS                  President, CEO, Treasurer and      April 12, 1995
- --------------------------    Director (Principal Executive
(Sim Fass)                    Officer)


/s/ HERBERT J. CONRAD*        Director                           April 12, 1995
- --------------------------
(Herbert J. Conrad)


/s/ DAVID HASELKORN*          Director                           April 12, 1995
- --------------------------
(David Haselkorn)


/s/ FRED HOLUBOW*             Director                           April 12, 1995
- --------------------------
(Fred Holubow)


/s/ HOFFER KABACK*            Director                           April 12, 1995
- --------------------------
(Hoffer Kaback)


/s/ CHARLES MACDONALD*        Director                           April 12, 1995
- --------------------------
(Charles MacDonald)


/s/ MOSES MARX*               Director                           April 12, 1995
- --------------------------
(Moses Marx)


/s/ STEPHEN M. SIMES*         Director                           April 12, 1995
- --------------------------
(Stephen M. Simes)


/s/ DAVID TENDLER*            Director                           April 12, 1995
- --------------------------
(David Tendler)


/s/ VIRGIL THOMPSON*          Director                           April 12, 1995
- --------------------------
(Virgil Thompson)

/s/ DAN TOLKOWSKY*            Director                           April 12, 1995
- --------------------------
(Dan Tolkowsky)


/s/ BRADFORD T. WHITMORE*     Director                           April 12, 1995
- --------------------------
(Bradford T. Whitmore)


/s/ YEHUDA STERNLICHT*        Chief Financial Officer            April 12, 1995
- --------------------------    (Principal Financial and
(Yehuda Sternlicht)           Accounting Officer)

*  By Power of Attorney